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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           American HealthChoice, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    026929100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   J.W. Stucki
                      1300 West Walnut Hill Lane, Suite 275
                       Irving, Texas 75038 (972) 751-1900
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 19, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

-----------------------
CUSIP No.     026929100               SCHEDULE 13D
-----------------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Wingate Financial Associates, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


          WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER

      SHARES        1,000,000  shares  of common  stock,  par value of $.001 per
    BENEFICIALLY    share, of American HealthChoice,  Inc. (the "Common Stock"),
      OWNED BY      issuable upon exercise of outstanding warrants
        EACH
     REPORTING    --------------------------------------------------------------
       PERSON     8    SHARED VOTING POWER
        WITH            --
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                    1,000,000 shares of Common Stock issuable upon exercise of outstanding warrants
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000 shares of Common Stock issuable upon exercise of outstanding warrants.

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------
CUSIP No.     026929100               SCHEDULE 13D
-----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Mandel Sherman
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


          AF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER

      SHARES        1,000,000  shares  of common  stock, issuable upon exercise
    BENEFICIALLY    of outstanding warrants
      OWNED BY
        EACH
     REPORTING    --------------------------------------------------------------
       PERSON     8    SHARED VOTING POWER
        WITH            --
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER

                    1,000,000 shares of Common Stock issuable upon exercise of outstanding warrants
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

        This statement relates to shares of Common Stock, par value $.001 per share ("Common Stock"), of American HealthChoice, Inc. (the "Company"), which are issuable upon exercise of outstanding warrants granted to the reporting person. The principal executive offices of the Company are located at Suite 275, 1300 West Walnut Hill Lane, Irving, Texas 75038.

Item 2. Identity and Background.

        This Schedule 13D is being filed by Wingate Financial Associates, LLC ("Wingate") and Mandel Sherman ("Sherman"). Wingate is a limited liability company organized under the laws of the State of Delaware and Sherman is the Manager of Wingate.

        (a)     Wingate Financial Associates, LLC

        (b)     210 Dartmouth, Pawtucket, RI 02860

        (c) A private acquisition company, which principal business activity is to act as an investor in strategic equity positions in operating businesses and, pending such investments, to act as an investor in securities and investments. Wingate does not limit its investment activities to a particular industry.

        (d) During the last five (5) years, Wingate has not been convicted in any criminal proceeding.

        (e) During the last five (5) years, Wingate has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (a)     Mandel Sherman

        (b)     c/o 210 Dartmouth, Pawtucket, RI 02860

        (c) Manager, Wingate Financial Associates, LLC, having its principal place of business at 210 Dartmouth, Pawtucket, RI 02860

        (d) During the last five (5) years, Sherman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five (5) years, Sherman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     United States


Item 3. Source and Amount of Funds or Other Consideration.


        In partial consideration of assisting the Company in its capital raising efforts as well as a $550,000 loan to the Company (collectively, the "Transaction"), which loan was made using working capital of Wingate in the ordinary course of Wingate's business, as more particularly described in Item 2(c) above, the Company granted Wingate warrants (the "Warrants") to purchase up to 1,000,000 shares of Common Stock (the "Warrant Shares"). Such Warrant Shares may be acquired by exercise of the Warrants by Wingate any time after March 20, 1997 and before April 1, 1998, at an exercise price of $2.375 per share. For purposes of this
        Schedule 13D, such Warrant Shares are deemed to be beneficially owned by Wingate.

        In connection with the Transaction and in order to induce Wingate to enter into such Transaction, certain existing stockholders of the Company granted options to Wingate to purchase up to an aggregate of 2,000,000 additional shares of Common Stock (the "Option Shares"), at an exercise price of $2.75 per share, as follows: (i) an option to purchase up to 300,000 Option Shares, commencing April 18, 1997 in the event that the Company's Common Stock trades at $5.00 for 5 consecutive trading days; (ii) an option to purchase up to an additional 300,000 Option Shares, commencing June 17, 1997 in the event that the Company's Common Stock trades at $5.50 for 5 consecutive trading days; (iii) an option to purchase up to an additional 300,000 Option Shares, commencing July 17, 1997 in the event that the Company's Common Stock trades at $6.00 for 5 consecutive trading days; (iv) an option to purchase up to an additional 300,000 Option Shares, commencing September 15, 1997 in the event that the Company's Common Stock trades at $6.50 for 5 consecutive trading days; (v) an option to purchase up to an additional 300,000 Option Shares, commencing November 14, 1997 in the event that the Company's Common Stock trades at $7.00 for 5 consecutive trading days; and (vi) an option to purchase up to an additional 500,000 Option Shares, commencing January 13, 1998 in the event that the Company's Common Stock trades at $7.00 for 5 consecutive trading days.

Item 4. Purpose of Transaction.

        Wingate acquired the Warrants in a private transaction for investment purposes. The options to purchase Option Shares from the Company were also granted to Wingate in a private transaction, as more particularly set forth in Item 3(b). These securities are also being held for investment purposes. The purpose of Wingate obtaining the right to vote the shares of Common Stock, upon exercise of the Warrants and/or options, is to enable Wingate to influence the outcome of matters that are subject to a vote of stockholders of the Company. Depending upon market conditions and other factors that Wingate may deem material to its investment decision, Wingate may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it now owns or hereafter may acquire.

        The Company has also granted to Wingate the right to appoint four (4) members of the Company's seven (7) member board of directors, subject to the resignation of one (1) of the existing board members, to which resignation has already been agreed.

        Except as set forth in this Item 4, Wingate does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) The calculations in this Item are based upon 9,281,913 shares of Common Stock issued and outstanding as of June 30, 1997. For purposes hereof, Wingate beneficially owns 1,000,000 Warrant Shares, issuable upon exercise of the

                Warrants, comprising 9.7% of the issued and outstanding shares of Common Stock. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

        (b) Wingate is the sole owner of the Warrants and will have, upon exercise of such Warrants, the sole power to vote and dispose of all of the underlying Warrant Shares.

        (c) Wingate has not effected any transactions in shares of the Common Stock or in any options or warrants to purchase Common Stock in the past 60 days.

        (d) Wingate affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Wingate.

        (e) It is inapplicable for the purposes herein to state the date on which Wingate ceased to be the owner of more than five percent (5%) of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as set forth in Items 3 and 4, neither Wingate nor Sherman have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company. As noted in Item 3, the Company granted Wingate Warrants for the purchase of 1,000,000 Warrant Shares and certain shareholders of the Company granted Wingate options, contingent upon the trading price of the Common Stock for an 18 month period commencing March 19, 1997, to purchase up to an aggregate of 2,000,000 Option Shares. In addition, as noted in Item 4, the Company has granted Wingate the right to appoint 4 of the 7 members of the Company's board of directors.

Item 7. Material to be Filed as Exhibits.

        (a) Investor Agreement dated March 19, 1997 between the Company and Wingate Financial Associates, LLC

        (b) Warrant Agreement dated March 19, 1997 between the Company and Wingate Financial Associates, LLC

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    WINGATE FINANCIAL ASSOCIATES, LLC

Dated July 16, 1997                 By: /s/ Mandel Sherman
                                        ---------------------------------------
                                        Mandel Sherman, Manager



Dated July 16, 1997                     /s/ Mandel Sherman
                                        ---------------------------------------
                                         MANDEL SHERMAN